UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: January 19, 2004

                        Commission File Number 001-12510
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                                  ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No    X
                                                          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On January 19, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company's U.S. subsidiary Tops Markets LLC intends to divest its 204-store chain of convenience stores. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  KONINKLIJKE AHOLD N.V.

                                  /s/ H.R. Ryopponen
                                  ---------------------------------
Date:  January 20, 2004           By:     H.R. Ryopponen
                                  Title:  Executive Vice President
                                          and CFO

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit  Description
-------  -----------

99.1 Royal Ahold press release, dated January 19, 2004, announcing that the Company's U.S. subsidiary Tops Markets LLC intends to divest its 204-store chain of convenience stores.